Exhibit 99.2

Teck Resources Limited

Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Donald R. Lindsay
President and Chief Executive Officer

Jonathan H. Price
Executive Vice President and Chief Financial Officer
February 23, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing in Management's Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal

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control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Steelmaking coal goodwill impairment test
As described in Notes 3, 4, 7, and 16 to the consolidated financial statements, management performs its annual impairment test of its steelmaking coal goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the steelmaking coal goodwill as of December 31, 2021 was $702 million. An impairment loss exists if the steelmaking coal operations group of cash generating units’ (the steelmaking coal CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the steelmaking coal CGU. The recoverable amount determined by management exceeded the carrying value of the steelmaking coal CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and the foreign exchange rate. The Company’s mineral reserves and resources have been prepared by or under the supervision of qualified persons
(management’s specialists).

The principal considerations for our determination that performing procedures relating to the steelmaking coal goodwill impairment test is a critical audit matter are: (i) significant judgment by management when determining the recoverable amount of the steelmaking coal CGU; (ii) management’s specialists were used to prepare the mineral reserves and resources; (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and the foreign exchange rate; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment test, including controls over the determination of the recoverable amount of the steelmaking coal CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the steelmaking coal CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with: (i) external market and industry data for commodity prices and the foreign exchange rate, and (ii) recent actual results, market data and when available, other third party information, for mine production, operating costs and capital expenditures. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Quebrada Blanca goodwill impairment test
As described in Notes 3, 4, 7, and 16 to the consolidated financial statements, management performs its annual impairment test of its Quebrada Blanca goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the Quebrada Blanca goodwill as of December 31, 2021 was $389 million. An impairment loss exists if the Quebrada Blanca CGU’s (QB CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the QB CGU. The recoverable amount determined by management exceeded the carrying value of the QB CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, and the discount rate. The Company’s mineral reserves and resources and estimates of capital expenditures for the QB CGU have been prepared by or under the supervision of qualified persons and management’s experts (management’s specialists).

The principal considerations for our determination that performing procedures relating to the Quebrada Blanca goodwill impairment test is a critical audit matter are: (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management’s specialists were used to prepare the reserves and resources and estimates of capital expenditures; and (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, and the discount rate; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with: (i) external market and industry data for commodity prices, (ii) recent actual capital expenditures incurred and the work of management’s specialists for capital expenditures, and (iii) market and industry data and when available, other third party information, for operating costs and mine production. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources, and management’s estimates of capital expenditures. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Impairment test of the Fort Hills CGU
As described in Notes 3, 4, and 7 to the consolidated financial statements, the carrying amount of the Fort Hills CGU is reviewed for impairment whenever facts and circumstances indicate that the carrying amount may be less than the recoverable amount. As of December 31, 2021, an indicator of impairment was identified and as a result, management performed an impairment test of the Fort Hills CGU. Management used a discounted cash flow model to determine the recoverable amount of the Fort Hills CGU. The recoverable amount as at December 31, 2021 of $2.1 billion approximated the carrying value, and as a result, no impairment loss or reversal was recorded for the year then ended. In determining the recoverable amount, management used significant assumptions such as: commodity prices, oil reserves, mine production, operating costs, capital expenditures, the discount rate and the foreign exchange rate. Oil reserves were prepared by qualified reserves evaluators (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment test of the Fort Hills CGU is a critical audit matter are: (i) significant judgment by management when determining the recoverable amount of the Fort Hills CGU; (ii) the use of management’s specialists in the preparation of oil reserves; (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model relating to: commodity prices, oil reserves, mine production, operating costs, capital expenditures, the discount rate and the foreign exchange rate; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment test, including controls over the determination of the recoverable amount of the Fort Hills CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Fort Hills CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management’s assumptions involved considering their consistency with (i) external market and industry data for commodity prices and the foreign exchange rate, and (ii) recent actual results, market data and when available, other third party information, for mine production, operating costs and capital expenditures. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of oil reserves. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 23, 2022

We have served as the Company's auditor since 1964.

Teck Resources Limited
Consolidated Statements of Income (Loss)
Years ended December 31

(CAD$ in millions, except for share data)	2021	2020
Revenue (Note 5)	$13,481	$8,948
Cost of sales	(8,400)	(7,615)
Gross profit	5,081	1,333
Other operating income (expenses)
General and administration	(174)	(132)
Exploration	(65)	(45)
Research and innovation	(129)	(97)
Impairment reversal (asset impairment) (Note 7(a))	215	(1,244)
Other operating income (expense) (Note 8)	(78)	(725)
Profit (loss) from operations	4,850	(910)
Finance income (Note 9)	5	10
Finance expense (Note 9)	(215)	(278)
Non-operating income (expense) (Note 10)	(105)	43
Share of loss of associates and joint ventures (Note 14)	(3)	(1)
Profit (loss) before taxes	4,532	(1,136)
Recovery of (provision for) income taxes (Note 21(a))	(1,617)	192
Profit (loss) for the year	$2,915	$(944)

Profit (loss) attributable to:
Shareholders of the company	$2,868	$(864)
Non-controlling interests	47	(80)
Profit (loss) for the year	$2,915	$(944)

Earnings (loss) per share (Note 24(f))
Basic	$5.39	$(1.62)
Diluted	$5.31	$(1.62)
Weighted average shares outstanding (millions)	532.3	534.4
Weighted average diluted shares outstanding (millions)	540.3	534.4
Shares outstanding at end of year (millions)	534.2	531.1
The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Comprehensive Income (Loss)
Years ended December 31

(CAD$ in millions)	2021	2020
Profit (loss) for the year	$2,915	$(944)

Other comprehensive income (loss) for the year
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $(2) and $(17))	(43)	(100)
Change in fair value of debt securities (net of taxes of $nil and $nil)	(2)	—
	(45)	(100)
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes of $1 and $(3))	(4)	24
Remeasurements of retirement benefit plans (net of taxes of $(91) and $29)	171	(50)
	167	(26)
Total other comprehensive income (loss) for the year	122	(126)
Total comprehensive income (loss) for the year	$3,037	$(1,070)

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$126	$(112)
Non-controlling interests	(4)	(14)
	$122	$(126)

Total comprehensive income (loss) attributable to:
Shareholders of the company	$2,994	$(976)
Non-controlling interests	43	(94)
	$3,037	$(1,070)
The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31

(CAD$ in millions)	2021	2020
Operating activities
Profit (loss) for the year	$2,915	$(944)
Depreciation and amortization	1,583	1,510
Provision for (recovery of) income taxes	1,617	(192)
(Impairment reversal) asset impairment	(215)	1,244
Gain on sale of investments and assets	(4)	(75)
Loss on debt redemption or purchase	—	11
Net finance expense	210	268
Income taxes paid	(849)	(233)
Remeasurement of decommissioning and restoration provisions for closed operations	35	169
QB2 variable consideration to IMSA and ENAMI	141	(56)
Other	179	102
Net change in non-cash working capital items	(874)	(241)
	4,738	1,563
Investing activities
Expenditures on property, plant and equipment	(4,046)	(3,129)
Capitalized production stripping costs	(667)	(499)
Expenditures on investments and other assets	(160)	(190)
Proceeds from investments and assets	54	146
	(4,819)	(3,672)
Financing activities
Proceeds from debt	1,639	2,426
Revolving credit facilities	(335)	363
Redemption, purchase or repayment of debt	(155)	(457)
Repayment of lease liabilities	(139)	(163)
QB2 advances from SMM/SC	326	41
Interest and finance charges paid	(400)	(363)
Issuance of Class B subordinate voting shares	50	1
Purchase and cancellation of Class B subordinate voting shares	—	(207)
Dividends paid	(106)	(106)
Contributions from non-controlling interests	113	2
Distributions to non-controlling interests	(57)	(9)
Other liabilities	120	—
	1,056	1,528
Effect of exchange rate changes on cash and cash equivalents	2	5
Increase (decrease) in cash and cash equivalents	977	(576)
Cash and cash equivalents at beginning of year	450	1,026
Cash and cash equivalents at end of year	$1,427	$450
Supplemental cash flow information (Note 11)
The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Balance Sheets
As at December 31

(CAD$ in millions)	2021	2020
ASSETS
Current assets
Cash and cash equivalents (Note 11)	$1,427	$450
Current income taxes receivable	6	14
Trade and settlement receivables	1,981	1,312
Inventories (Note 12)	2,390	1,872
Prepaids and other current assets	299	352
	6,103	4,000
Financial and other assets (Note 13)	1,571	1,269
Investments in associates and joint ventures (Note 14)	1,060	1,067
Property, plant and equipment (Note 15)	37,382	33,578
Deferred income tax assets (Note 21(b))	161	271
Goodwill (Note 16)	1,091	1,093
	$47,368	$41,278
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 17)	$3,255	$2,909
Current portion of debt (Note 18)	213	115
Current portion of lease liabilities (Note 19(c))	127	119
Current income taxes payable	165	102
	3,760	3,245
Debt (Note 18)	7,161	6,140
Lease liabilities (Note 19(c))	567	573
QB2 advances from SMM/SC (Note 20)	1,263	934
Deferred income tax liabilities (Note 21(b))	5,973	5,383
Retirement benefit liabilities (Note 22(a))	517	564
Provisions and other liabilities (Note 23)	4,354	3,731
	23,595	20,570
Equity
Attributable to shareholders of the company	23,005	20,039
Attributable to non-controlling interests (Note 25)	768	669
	23,773	20,708
	$47,368	$41,278
Contingencies (Note 26)
Commitments (Note 27)
The accompanying notes are an integral part of these financial statements.
Approved on behalf of the Board of Directors

/s/Una M. Power	/s/Tracey L. McVicar
Una M. Power	Tracey L. McVicar
Chair of the Audit Committee	Director

Teck Resources Limited
Consolidated Statements of Changes in Equity
Years ended December 31

(CAD$ in millions)	2021	2020
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of year	6,134	6,323
Share repurchases	—	(190)
Issued on exercise of options	67	1
End of year	6,201	6,134
Retained earnings
Beginning of year	13,410	14,447
Profit (loss) for the year attributable to shareholders of the company	2,868	(864)
Dividends paid (Note 24(g))	(106)	(106)
Share repurchases	—	(17)
Remeasurements of retirement benefit plans	171	(50)
End of year	16,343	13,410
Contributed surplus
Beginning of year	242	219
Share option compensation expense (Note 24(c))	28	23
Transfer to Class B subordinate voting shares on exercise of options	(17)	—
End of year	253	242
Accumulated other comprehensive income attributable to shareholders of the company (Note 24(e))
Beginning of year	247	309
Other comprehensive income (loss)	126	(112)
Less remeasurements of retirement benefit plans recorded in retained earnings	(171)	50
End of year	202	247
Non-controlling interests (Note 25)
Beginning of year	669	770
Profit (loss) for the year attributable to non-controlling interests	47	(80)
Other comprehensive income (loss) attributable to non-controlling interests	(4)	(14)
Contributions from non-controlling interests	113	2
Distributions to non-controlling interests	(57)	(9)
End of year	768	669
Total equity	$23,773	$20,708
The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2021 and 2020

1.    Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper, zinc, steelmaking coal and blended bitumen. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.    Basis of Preparation and New IFRS Pronouncements

a) Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 23, 2022.

b) New IFRS Pronouncements

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

As at December 31, 2021, we have completed our analysis of these amendments and have determined that there will be no retrospective effect on our 2021 financial results on adoption of the amendments. Since the amendments were effective from January 1, 2022, we expect them to have an effect on the accounting related to the sale of products during the commissioning phase of our Quebrada Blanca Phase 2 project (QB2).

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

For the year ended December 31, 2021, these amendments did not affect our financial statements, as we have not yet transitioned any agreements that are exposed to USD London Interbank Offered Rate (LIBOR) to an alternative benchmark interest rate. Language was included in our sustainability-linked revolving credit facility when we extended its maturity in 2021, which references the Term Secured Overnight Financing Rate (Term SOFR) as the replacement rate for LIBOR. Term SOFR was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for LIBOR based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change in our interest rate risk management strategy or our interest rate risk. Our sustainability-linked revolving credit facility, QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR. These financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We will continue to monitor developments on alternative benchmark interest rates and we expect to transition to alternative rates as widespread market practice is established.

2.    Basis of Preparation and New IFRS Pronouncements (continued)

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented.

These amendments do not have an effect on our financial statements, as we currently follow the accounting treatment proposed by the amendments. Therefore, we have early-adopted these amendments on January 1, 2022.

3.    Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit (loss) attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statements of income (loss) and comprehensive income (loss).

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) and Fort Hills Energy L.P. (Fort Hills, 21.3% share), which operate in Canada and Antamina (22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share), in Chile that we account for using the equity method (Note 14).

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Associates and Joint Ventures”. Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

3.    Summary of Significant Accounting Policies (continued)

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures, as determined in accordance with the policy “Interests in Joint Arrangements”, are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate’s or joint venture’s net assets, such as further investments or dividends.

Our proportionate share of the associate’s or joint venture’s profit (loss) and other comprehensive income (loss) is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s or joint venture’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate’s or joint venture’s losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or to make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income (loss) and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income (loss).

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, steelmaking coal, refined zinc, lead and silver and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

3.    Summary of Significant Accounting Policies (continued)

Base metal concentrates

For copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer’s process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

3.    Summary of Significant Accounting Policies (continued)

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

Blended bitumen

For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point as specified in the contract, which normally coincides with title and risk transfer to the customer. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Payments for blended bitumen sales are usually due and settled within 30 days. Our revenue for blended bitumen is net of royalty payments to governments.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts and average pricing steelmaking coal contracts, where amounts receivable vary based on underlying commodity prices or steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices or published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

3.    Summary of Significant Accounting Policies (continued)

Investments in marketable equity securities

Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). For new investments in marketable equity securities, we can elect the same classification as subsequently measured at fair value through other comprehensive income (loss), or we can elect to classify an investment as at fair value through profit (loss). This election can be made on an investment-by-investment basis and is irrevocable. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

Certain derivative investments may qualify for hedge accounting. At the inception of hedge relationships, we document the economic relationship between hedging instruments and hedged items and our risk management objective and strategy for undertaking the hedge transactions.

3.    Summary of Significant Accounting Policies (continued)

For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in the same line item in profit (loss).

For cash flow hedges, any unrealized gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Where a cash flow hedge relates to a transaction where a non-financial asset or liability is recognized, accumulated gains or losses are recognized directly in the carrying amount of the non-financial asset or liability. The gains or losses are reclassified to profit (loss) in the same period or periods in which the hedged expected future cash flows affect profit (loss), when the hedged item ceases to exist or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations. For our oil sands mining and processing operation, raw materials consist of diluent used in blending, work in process inventory consists of raw bitumen and finished products consist of blended bitumen.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

3.    Summary of Significant Accounting Policies (continued)

The expected useful lives of assets depreciated on a straight-line basis are as follows:

•Buildings and equipment (not used for production)                     1–43 years

•Plant and equipment (smelting operations)                                   3–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are tangible assets. Assets that are not yet available for use are not depreciated. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

3.    Summary of Significant Accounting Policies (continued)

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are borrowings, expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We suspend the capitalization of borrowing costs when we suspend the active development of a qualifying asset for an extended period. Capitalization recommences when active development resumes. We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset’s or CGU’s carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. Development costs for internally generated intangible assets are capitalized when the product or process is clearly defined, the technical feasibility and usefulness of the asset has been established, we are committed and have the resources to complete the project and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated depreciation and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between 7 and 40 years.

3.    Summary of Significant Accounting Policies (continued)

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU or group of CGUs, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and whether we have the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. Lease liabilities include the net present value of lease payments, which are comprised of:

•Fixed payments, including in-substance fixed payments, less any lease incentives receivable
•Variable lease payments that depend on an index or a rate, initially measured using the index or a rate as at the commencement date
•Amounts expected to be payable under a residual value guarantee
•Exercise prices of purchase options if we are reasonably certain to exercise that option
•Payments of penalties for terminating the lease, if the lease term reflects us exercising an option to terminate the lease

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, Income Taxes and are recognized in the statement of income (loss), except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

3.    Summary of Significant Accounting Policies (continued)

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

3.    Summary of Significant Accounting Policies (continued)

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) have two additional vesting factors determined by our total shareholder return in comparison to a group of specified companies and by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the vesting period of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is charged to finance expense in the statement of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset’s carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs, and as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also charged to other operating income (expense) in the period in which the estimate changes.

3.    Summary of Significant Accounting Policies (continued)

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events and when it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation. Costs associated with the development of our innovation-driven transformation program, where the process is not clearly defined and technical feasibility is not established, are also expensed as incurred.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same since the effect of the issuance of additional common shares would be anti-dilutive.

4.    Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2021 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, interest rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans and operating results.

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we performed an impairment reversal test for our Carmen de Andacollo CGU under the requirements of IAS 36, Impairment of Assets (Note 7(a)).

In addition, mine plans with updated information for Fort Hills became available in the fourth quarter of 2021, which required us to perform an impairment test on our Fort Hills CGU (Note 7(a)).
In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the second train of operations, and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term Western Canadian Select (WCS) heavy oil prices, required us to perform an impairment test for our Fort Hills CGU.

During the first quarter of 2020, as a result of then-lower market expectations of WCS heavy oil prices over the next three years, combined with reduced production in the near term, we performed an impairment test for our interest in Fort Hills (Note 7(a)).

4.    Areas of Judgment and Estimation Uncertainty (continued)

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

4.    Areas of Judgment and Estimation Uncertainty (continued)

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. Note 7(c) outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management’s experts (Note 23(a)). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

4.    Areas of Judgment and Estimation Uncertainty (continued)

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

c) Effects of COVID-19

In March 2020, the World Health Organization declared a pandemic related to COVID-19 and the impacts on global commerce have been far-reaching. We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, significantly affected our financial results for 2020. There are ongoing challenges associated with COVID-19. Operating our mines at full production and continuing construction on our QB2 project in a COVID-19 environment increases certain costs for medical testing, safety equipment, safety supplies and additional transportation and accommodation for social distancing, among other things.

In 2021, we continued to maintain the safety of our workforce and the communities in which we operate while mitigating the operational impacts on our business. Throughout 2021, we continued to incur costs to operate with enhanced protocols in place. However, these expenditures are considered a cost of operating in this environment and for the year ended December 31, 2021, we did not record any amounts specifically identified as COVID-19 costs in other operating income (expense) (Note 8).

In 2020, we applied judgment in determining when to suspend the capitalization of borrowing costs associated with QB2, which corresponded with the suspension of active development of the project. We similarly applied judgment to determine when active development of the project resumed and we recommenced capitalization of borrowing costs at that date. We suspended capitalization of borrowing costs for QB2 at the end of the first quarter of 2020, and we recommenced capitalization of borrowing costs on the project in the third quarter of 2020 consistent with the return to active construction.

For the year ended December 31, 2020, we expensed costs of approximately $434 million relating primarily to the suspension of construction and remobilization of our QB2 project, of which $282 million was recorded as COVID-19 costs in other operating income (expense) (Note 8) and $103 million relates to interest that would have been capitalized if QB2 had not been suspended. Of the remaining $49 million, $41 million was recorded in cost of sales as a result of reduced production levels at our operations and $8 million was recorded as social responsibility and donations in other operating income (expense) (Note 8).

5.    Revenue

a) Total Revenue by Major Product Type and Business Unit

The following table shows our revenues disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 28) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	2021
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$3,066	$—	$—	$—	$3,066
Zinc	286	2,336	—	—	2,622
Steelmaking coal	—	—	6,251	—	6,251
Blended bitumen	—	—	—	715	715
Silver	41	454	—	—	495
Lead	6	439	—	—	445
Other	53	345	—	—	398
Intra-segment	—	(511)	—	—	(511)
	$3,452	$3,063	$6,251	$715	$13,481

(CAD$ in millions)	2020
	Copper	Zinc	Steelmaking Coal	Energy	Total
Copper	$2,119	$—	$—	$—	$2,119
Zinc	189	2,062	—	—	2,251
Steelmaking coal	—	—	3,375	—	3,375
Blended bitumen	—	—	—	454	454
Silver	35	432	—	—	467
Lead	5	356	—	—	361
Other	71	314	—	—	385
Intra-segment	—	(464)	—	—	(464)
	$2,419	$2,700	$3,375	$454	$8,948

5.    Revenue (continued)

b) Total Revenue by Region

The following table shows our revenues disaggregated by geographical region. Revenues are attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2021	2020
Asia
China	$4,643	$1,861
Japan	1,437	1,211
South Korea	1,354	982
India	556	588
Other	894	757
Americas
United States	1,679	1,189
Canada	1,279	1,027
Latin America	116	166
Europe
Germany	731	610
Finland	182	124
Belgium	136	106
Spain	123	163
Other	351	164
	$13,481	$8,948

6.    Expenses by Nature

(CAD$ in millions)	2021	2020
Employment-related costs:
Wages and salaries	$1,040	$971
Employee benefits and other wage-related costs	272	272
Bonus payments	266	128
Post-employment benefits and pension costs	154	124
	1,732	1,495
Transportation	1,519	1,378
Depreciation and amortization	1,583	1,510
Raw material purchases	1,077	715
Fuel and energy	842	697
Operating supplies consumed	658	620
Maintenance and repair supplies	735	648
Contractors and consultants	811	648
Overhead costs	414	268
Royalties	373	266
Other operating costs	4	62
	9,748	8,307
Adjusted for:
Capitalized production stripping costs	(667)	(499)
Change in inventory	(313)	81
Total cost of sales, general and administration, exploration and research and innovation expenses	$8,768	$7,889

7.    Asset and Goodwill Impairment Testing

a) Impairment Reversal and Asset Impairment

The following pre-tax impairment reversal and (asset impairment) were recorded in profit (loss):

Impairment Reversal and (Asset Impairment)

(CAD$ in millions)	2021	2020
Carmen de Andacollo CGU	$215	$—
Fort Hills CGU	—	(1,244)
Total	$215	$(1,244)

Impairment Reversal and (Asset Impairment) – 2021

During 2021, we assessed whether there were any indicators of impairment reversal or impairment for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Carmen de Andacollo CGU and the Fort Hills CGU, as outlined below.

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit (loss) of our copper operating segment (Note 28).

7.    Asset and Goodwill Impairment Testing (continued)

Fort Hills CGU

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021. Cash flow projections used in the analysis as at December 31, 2021 were based on a life of mine plan with cash flows covering a period of 37 years.

Asset Impairment – 2020

Fort Hills CGU

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier than planned restart of the second train of operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our Fort Hills CGU. As a result, we recorded a non-cash, pre-tax asset impairment for our Fort Hills CGU of $597 million (after-tax $438 million) in the fourth quarter. The estimated post-tax recoverable amount of our Fort Hills CGU of $2.1 billion was lower than our carrying value.

Cash flow projections used in the analysis as at December 31, 2020 were based on a life of mine plan with cash flows covering a period of 45 years.

Combined with the pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our Fort Hills CGU of $1.2 billion for the year ended December 31, 2020.

These impairments affected the profit (loss) of our energy operating segment (Note 28).

Sensitivity Analysis for Fort Hills CGU Impairment Test as at December 31, 2021

The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

The valuation of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, Canadian/U.S. dollar exchange rates and discount rates. Based on the discounted cash flow model used to determine the recoverable amount as at December 31, 2021, ignoring the above-described interrelationships, a US$1 change in the real long-term WCS heavy oil price would result in a change in the recoverable amount of $100 million. A $0.01 change in the Canadian dollar against the U.S. dollar would result in a change in the recoverable amount of approximately $30 million. A 25 basis point change in the discount rate would result in a change in the recoverable amount of approximately $50 million.

7.    Asset and Goodwill Impairment Testing (continued)

b) Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them (Note 16).

We did not identify any goodwill impairment indicators during 2021. We performed our annual goodwill impairment testing at October 31, 2021, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal operations, the cash flows cover periods of 14 to 50 years, with a steady state thereafter until reserves and resources are exhausted. For Quebrada Blanca, the cash flow covers the current 28 year expected mine life of the QB2 project and a projected expansion, totaling 42 years, with an estimate of in situ value applied to the remaining resources.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 7(c).

Sensitivity Analysis for Annual Goodwill Impairment Testing

The recoverable amounts of our steelmaking coal group of CGUs and our Quebrada Blanca CGU both exceeded their carrying amounts at the date of our annual goodwill impairment testing. There are no reasonably possible changes to any of the below key assumptions, which would lead to either of the carrying amounts exceeding their recoverable amounts.

c) Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2021 and 2020:

	2021	2020
WCS heavy oil prices per barrel	Long-term real price in 2026 of US$48	Long-term real price in 2025 of US$46
Steelmaking coal prices per tonne	Long-term real price in 2026 of US$150	Long-term real price in 2025 of US$150
Copper prices per pound	Long-term real price in 2026 of US$3.30	Long-term real price in 2025 of US$3.00
Post-tax real discount rates	6.0%—8.0%	6.0%—8.0%
Long-term foreign exchange rates	1 U.S. to 1.28 Canadian dollars	1 U.S. to 1.30 Canadian dollars

Commodity Prices

Commodity price assumptions use current prices in the initial year and trend to the long term prices in the table above. Prices are based on a number of factors, including forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and oil sands weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

7.    Asset and Goodwill Impairment Testing (continued)

Reserves and Resources and Mine Production

Future mineral and oil production is included in projected cash flows based on plant capacities and mineral and oil reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2021 and 2020, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 30).

8.    Other Operating Income (Expense)

(CAD$ in millions)	2021	2020
Settlement pricing adjustments (Note 29(b))	$442	$47
Share-based compensation	(125)	(47)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(108)	(270)
Care and maintenance costs	(65)	(52)
Social responsibility and donations	(27)	(23)
Gain (loss) on sale of assets	(14)	34
Commodity derivatives	(22)	62
Take or pay contract costs	(97)	(104)
COVID-19 costs (Note 4(c))	—	(282)
Other	(62)	(90)
	$(78)	$(725)

9.    Finance Income and Finance Expense

(CAD$ in millions)	2021	2020
Finance income
Investment income	$5	$10
Total finance income	$5	$10

Finance expense
Debt interest	$298	$275
Interest on advances from SMM/SC	37	42
Interest on lease liabilities (Note 19(c))	35	37
Letters of credit and standby fees	44	48
Net interest expense on retirement benefit plans	5	5
Accretion on decommissioning and restoration provisions (Note 23(a))	151	114
Other	15	8
	585	529
Less capitalized borrowing costs (Note 15)	(370)	(251)
Total finance expense	$215	$278

10.    Non-Operating Income (Expense)

(CAD$ in millions)	2021	2020
QB2 variable consideration to IMSA and ENAMI (a)	$(141)	$56
Foreign exchange gains (losses)	39	(2)
Loss on debt redemption or purchase (Note 18(b))	—	(11)
Other	(3)	—
	$(105)	$43

a) QB2 variable consideration to IMSA and ENAMI

During the year ended December 31, 2021, we recorded $97 million (2020 – $nil) of expense (Note 29(b)) related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit (loss). The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. As at December 31, 2021, the fair value of this financial liability is $98 million (2020 – $nil) (Note 23), with estimated future average copper prices expected to exceed the US$3.15 per pound threshold, based on the expected timing of commencement of commercial production.

The fair value of the liability to IMSA is calculated using a discounted cash flow method based on quoted market prices and is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 30).

During the year ended December 31, 2021, we recorded $44 million of expense (2020 – $56 million of income) related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Empresa Nacional de Minería (ENAMI). As at December 31, 2021, the carrying value of this financial liability, which is measured at amortized cost, is $78 million (2020 – $30 million) (Note 23). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect the timing of when QBSA repays the loans.

11.    Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2021	December 31, 2020
Cash and cash equivalents
Cash	$637	$137
Investments with maturities from the date of acquisition of three months or less	790	313
	$1,427	$450

Cash and cash equivalents as at December 31, 2021 include $88 million (2020 – $82 million) held in QBSA and $38 million (2020 – $26 million) held in Antamina. These cash and cash equivalent balances are to be used within the respective entities for operating purposes and cannot be transferred to other entities within the group.

(CAD$ in millions)	2021	2020
Net change in non-cash working capital items
Trade and settlement receivables	$(670)	$(294)
Inventories	(412)	100
Prepaids and other current assets	(105)	(102)
Trade accounts payable and other liabilities	313	55
	$(874)	$(241)

12.    Inventories

(CAD$ in millions)	December 31, 2021	December 31, 2020
Supplies	$797	$757
Raw materials	250	197
Work in process	741	592
Finished products	728	410
	2,516	1,956
Less long-term portion (Note 13)	(126)	(84)
	$2,390	$1,872

Cost of sales of $8.4 billion (2020 – $7.6 billion) includes $7.6 billion (2020 – $7.0 billion) of production costs that are recognized as part of inventories and subsequently expensed when sold during the year.

Total inventories held at net realizable value amounted to $45 million at December 31, 2021 (2020 – $75 million). Total inventory write-downs in 2021 were $12 million (2020 – $151 million) and were included as part of cost of sales.

Long-term inventories consist of ore stockpiles and other in-process materials that are not expected to be processed within one year.

13.    Financial and Other Assets

(CAD$ in millions)	December 31, 2021	December 31, 2020
Long-term receivables and deposits	$322	$289
Marketable equity and debt securities carried at fair value	178	178
Pension plans in a net asset position (Note 22(a))	449	301
Derivative assets	63	77
Long-term portion of inventories (Note 12)	126	84
Finite life intangibles	395	309
Other	38	31
	$1,571	$1,269

14.    Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total
At January 1, 2020	$1,071	$8	$1,079
Contributions	11	1	12
Changes in foreign exchange rates	(22)	—	(22)
Share of income (loss)	1	(2)	(1)
Other	—	(1)	(1)
At December 31, 2020	$1,061	$6	$1,067
Contributions	5	—	5
Changes in foreign exchange rates	(4)	(1)	(5)
Share of loss	(3)	—	(3)
Other	—	(4)	(4)
At December 31, 2021	$1,059	$1	$1,060

15.    Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At December 31, 2019
Cost	$885	$20,155	$16,951	$6,073	$5,292	$49,356
Accumulated depreciation	—	(5,973)	(8,599)	(3,429)	—	(18,001)
Net book value	$885	$14,182	$8,352	$2,644	$5,292	$31,355
Year ended December 31, 2020
Opening net book value	$885	$14,182	$8,352	$2,644	$5,292	$31,355
Additions	22	—	368	563	3,353	4,306
Disposals	(1)	—	(54)	(5)	(7)	(67)
Asset impairment	—	(261)	(983)	—	—	(1,244)
Depreciation and amortization	—	(288)	(774)	(546)	—	(1,608)
Transfers between classifications	—	65	652	—	(717)	—
Decommissioning and restoration provisions change in estimate	—	814	56	—	—	870
Capitalized borrowing costs	—	84	—	—	167	251
Changes in foreign exchange rates	(3)	(61)	(40)	(12)	(169)	(285)
Closing net book value	$903	$14,535	$7,577	$2,644	$7,919	$33,578
At December 31, 2020
Cost	$903	$20,758	$16,722	$6,598	$7,919	$52,900
Accumulated depreciation	—	(6,223)	(9,145)	(3,954)	—	(19,322)
Net book value	$903	$14,535	$7,577	$2,644	$7,919	$33,578
Year ended December 31, 2021
Opening net book value	$903	$14,535	$7,577	$2,644	$7,919	$33,578
Additions	45	—	181	740	3,877	4,843
Disposals	—	—	(6)	—	(18)	(24)
Impairment reversal	—	215	—	—	—	215
Depreciation and amortization	—	(373)	(802)	(694)	—	(1,869)
Transfers between classifications	—	(50)	2,162	—	(2,112)	—
Decommissioning and restoration provisions change in estimate	—	250	39	—	—	289
Capitalized borrowing costs	—	115	—	—	255	370
Changes in foreign exchange rates	(4)	(11)	(13)	(2)	10	(20)
Closing net book value	$944	$14,681	$9,138	$2,688	$9,931	$37,382
At December 31, 2021
Cost	$944	$21,362	$18,716	$7,334	$9,931	$58,287
Accumulated depreciation	—	(6,681)	(9,578)	(4,646)	—	(20,905)
Net book value	$944	$14,681	$9,138	$2,688	$9,931	$37,382

15.    Property, Plant and Equipment (continued)

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include the Galore Creek, San Nicolás and Zafranal projects.

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2021 was 5.4% (2020 – 5.4%).

16.    Goodwill

(CAD$ in millions)	Steelmaking Coal Operations	Quebrada Blanca	Total
January 1, 2020	$702	$399	$1,101
Changes in foreign exchange rates	—	(8)	(8)
December 31, 2020	$702	$391	$1,093
Changes in foreign exchange rates	—	(2)	(2)
December 31, 2021	$702	$389	$1,091

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 7(b) and 7(c).

17.    Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2021	December 31, 2020
Trade accounts payable and accruals	$1,653	$1,428
Capital project accruals	546	599
Payroll-related liabilities	293	266
Accrued interest	100	104
Commercial and government royalties	325	229
Current portion of provisions (Note 23(a))	210	173
Settlement payables (Note 29(b))	39	61
Contract liabilities - consignment sales	30	15
Other	59	34
	$3,255	$2,909

18.    Debt

($ in millions)	December 31, 2021			December 31, 2020
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (b)	$150	$190	$190	$150	$195	$190
3.75% notes due February 2023 (b)	108	140	137	108	144	139
3.9% notes due July 2030 (a)	550	751	688	550	781	690
6.125% notes due October 2035	609	1,005	761	609	1,005	764
6.0% notes due August 2040	490	795	620	490	782	622
6.25% notes due July 2041	795	1,349	997	795	1,309	1,001
5.2% notes due March 2042	399	602	500	399	596	502
5.4% notes due February 2043	377	586	473	377	571	475
	3,478	5,418	4,366	3,478	5,383	4,383
QB2 project financing facility (c)	2,252	2,929	2,785	1,147	1,459	1,423
Revolving credit facilities (d)	—	—	—	262	334	334
Antamina loan agreements (e)	176	223	223	90	115	115
	$5,906	$8,570	$7,374	$4,977	$7,291	$6,255
Less current portion of debt	(168)	(213)	(213)	(90)	(115)	(115)
	$5,738	$8,357	$7,161	$4,887	$7,176	$6,140

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 30).

a) Notes Issued in 2020

In 2020, we issued US$550 million principal amount of senior unsecured notes due July 2030 (2030 Notes). The 2030 Notes have a coupon of 3.9% per annum and an effective interest rate, after taking into account issuance costs, of 4.08%. These notes were issued at 99.513% of face value.

Prior to April 15, 2030, the 2030 Notes can be redeemed, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) a make-whole amount plus, in each case, accrued and unpaid interest to the redemption date. On or after April 15, 2030, the 2030 Notes are redeemable at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Net proceeds from this issuance, after underwriting and issuance costs, were US$542 million. The net proceeds and available cash were used to finance the note tender offer described below in Note 18(b) and to reduce amounts outstanding on our US$4.0 billion revolving credit facility.

In October 2020, we executed an exchange offer for the 2030 Notes that allowed the holders to exchange their unregistered notes for publicly registered notes. There was no change in the aggregate principal amount of the 2030 Notes as a result of the exchange offer.

b) Notes Purchased or Redeemed

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

18.    Debt (continued)

On January 18, 2022, we redeemed the 4.75% notes at maturity for US$150 million plus accrued interest.

In 2020, we purchased US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount (2020 Tender Offer). The purchased notes comprised US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The total cost of the purchases, including the premium for the purchase, was US$276 million. We recorded a pre-tax expense of $11 million in non-operating income (expense) (Note 10) in connection with the 2020 Tender Offer.

In 2020, we redeemed all of the outstanding 4.5% notes due 2021 that were not purchased as a part of the 2020 Tender Offer. The total cost of the redemption, including the premium, was US$13 million.

c) QB2 Project Financing Facility

As at December 31, 2021, US$2.3 billion was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on several basis by SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

d) Revolving Credit Facilities

On October 15, 2021, we converted our US$4.0 billion revolving credit facility into a sustainability-linked facility and extended its maturity to October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents. In addition, on October 15, 2021, we cancelled our US$1.0 billion facility that was scheduled to mature in June 2022.

Any amounts drawn under the US$4.0 billion facility can be repaid at any time and are due in full at its maturity date. As at December 31, 2021, the facility was undrawn. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.22 to 1.0 at December 31, 2021, not exceed 0.60 to 1.0 (Note 31). This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2021, we had $2.1 billion of letters of credit outstanding.

We also had $840 million in surety bonds outstanding at December 31, 2021 to support current and future reclamation obligations.

e) Antamina Loan Agreements

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement. Once fully drawn, our 22.5% share of the principal value of the loan will be US$225 million. As at December 31, 2021, our share of the amount drawn was US$158 million. Proceeds from the loan were used to repay existing credit facilities and to fund Antamina’s capital expenditure program. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

On December 24, 2021, Antamina entered into a US$80 million short-term loan agreement, which was repaid in January 2022. Our share of the amount drawn was US$18 million and the loan bore interest at 0.6%.

18.    Debt (continued)

f) Scheduled Principal Payments

At December 31, 2021, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	CAD$ Equivalent
2022	$168	$213
2023	373	472
2024	265	336
2025	265	336
2026	422	536
Thereafter	4,413	5,594
	$5,906	$7,487

g) Debt Continuity

($ in millions)	US$		CAD$ Equivalent
	2021	2020	2021	2020
As at January 1	$4,913	$3,204	$6,255	$4,162
Cash flows
Proceeds from debt	1,305	1,802	1,639	2,426
Redemption, purchase or repayment of debt	(124)	(338)	(155)	(457)
Revolving credit facilities	(262)	262	(335)	363
Non-cash changes
Loss on debt redemption or purchase	—	8	—	11
Changes in foreign exchange rates	—	—	(10)	(216)
Finance fees and discount amortization	(29)	(29)	(36)	(39)
Other	13	4	16	5
As at December 31	$5,816	$4,913	$7,374	$6,255

19.    Leases

a) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars, pipelines and road and port facilities. As at December 31, 2021, $704 million (2020 – $730 million) of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)	2021	2020
Opening net book value	$730	$762
Additions	141	312
Depreciation	(163)	(166)
Changes in foreign exchange rates and other	(4)	(178)
Closing net book value	$704	$730

b) Significant Individual Lease Arrangements

Fort Hills entered into a service agreement in 2017 with TC Energy Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at December 31, 2021, our share of the related lease liability was $195 million (2020 – $199 million).

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2021, the related lease liability was $87 million (2020 – $99 million).

c) Lease Liability Continuity

(CAD$ in millions)	2021	2020
As at January 1	$692	$672
Cash flows
Principal payments	(139)	(163)
Interest payments	(35)	(37)
Non-cash changes
Additions	151	319
Interest expense (Note 9)	35	37
Changes in foreign exchange and other	(10)	(136)
As at December 31	$694	$692
Less current portion	(127)	(119)
Long-term lease liabilities	$567	$573

20.    QB2 Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. The advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin.

($ in millions)	December 31, 2021			December 31, 2020
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 Advances from SMM/SC	$1,003	$1,288	$1,263	$739	$941	$934

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 30).

a) QB2 Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent
	2021	2020	2021	2020
As at January 1	$734	$702	$934	$912
Cash flows
Advances	262	31	326	41
Non-cash changes
Finance fee amortization	1	1	1	1
Changes in foreign exchange rates	—	—	2	(20)
As at December 31	$997	$734	$1,263	$934

21.    Income Taxes

a) Tax rate reconciliation to the Canadian statutory income tax rate

(CAD$ in millions)	2021	2020
Tax expense (recovery) at the Canadian statutory income tax rate of 26.54% (2020 – 26.58%)	$1,203	$(302)
Tax effect of:
Resource taxes	426	106
Resource and depletion allowances	(61)	(68)
Non-deductible expenses (non-taxable income)	69	28
Tax pools not recognized (recognition of previously unrecognized tax pools)	(56)	5
Withholding taxes on foreign earnings	60	40
Difference in tax rates in foreign jurisdictions	15	1
Revisions to prior year estimates	(14)	(4)
Non-controlling interests	(15)	(2)
Other	(10)	4
Total income taxes	$1,617	$(192)

Represented by:
Current income taxes	$978	$374
Deferred income taxes	639	(566)
Total income taxes	$1,617	$(192)

b) Continuity of deferred tax assets and liabilities

(CAD$ in millions)	January 1, 2021	Through Profit (Loss)	Through OCI	December 31, 2021
Net operating loss and capital loss carryforwards	$247	$(106)	$—	$141
Property, plant and equipment	(168)	(12)	—	(180)
Decommissioning and restoration provisions	158	32	—	190
Other temporary differences	34	(19)	(5)	10
Deferred income tax assets	$271	$(105)	$(5)	$161
Net operating loss and capital loss carryforwards	$(1,038)	$503	$3	$(532)
Property, plant and equipment	7,369	176	1	7,546
Decommissioning and restoration provisions	(962)	(86)	(2)	(1,050)
Unrealized foreign exchange	(88)	1	2	(85)
Withholding taxes	95	6	(1)	100
Inventories	110	47	(1)	156
Other temporary differences	(103)	(113)	54	(162)
Deferred income tax liabilities	$5,383	$534	$56	$5,973

21.    Income Taxes (continued)

(CAD$ in millions)	January 1, 2020	Through Profit (Loss)	Through OCI	December 31, 2020
Net operating loss and capital loss carryforwards	$190	$57	$—	$247
Property, plant and equipment	(144)	(22)	(2)	(168)
Decommissioning and restoration provisions	123	35	—	158
Other temporary differences	42	(13)	5	34
Deferred income tax assets	$211	$57	$3	$271
Net operating loss and capital loss carryforwards	$(642)	$(408)	$12	$(1,038)
Property, plant and equipment	7,101	294	(26)	7,369
Decommissioning and restoration provisions	(637)	(327)	2	(962)
Unrealized foreign exchange	(116)	11	17	(88)
Withholding taxes	91	6	(2)	95
Inventories	91	19	—	110
Other temporary differences	14	(104)	(13)	(103)
Deferred income tax liabilities	$5,902	$(509)	$(10)	$5,383

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $293 million (2020 – $296 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income. The majority of these unused tax credits and tax pools do not expire.

Deferred tax liabilities of approximately $803 million (2020 – $731 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2021, we had $1.16 billion (2020 – $3.81 billion) of Canadian net operating loss carryforwards, which expire at various dates between 2029 and 2041, and $972 million (2020 – $847 million) of Chilean net operating losses with an indefinite carryforward period. The deferred tax benefit of these pools has been recognized.

e) Scope of Antamina’s Peruvian Tax Stability Agreement

In prior years, the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) issued income tax assessments for the 2013 and 2014 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina’s tax stability agreement. Antamina objected to the assessments, but lost its appeal with SUNAT. In 2021, SUNAT issued their assessment on this matter for the 2015 taxation year on the same basis as for the previous two taxation years. The issue also affects the 2016 and 2017 taxation years and we expect that it will be raised by SUNAT in respect of those years as well.

Antamina is pursuing the issue in the Peruvian courts. However, based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected. The denial of accelerated depreciation claimed is a timing issue in our tax provision.

The income tax assessments also assessed interest and penalties and we have not provided for our share of these amounts for any years as at December 31, 2021. Based on opinions of counsel, we expect interest and penalties in relation to this matter will, more likely than not, be reversed for all taxation years in question.

22.    Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees’ years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are “flat-benefit” or “final-pay” plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

22.    Retirement Benefit Plans (continued)

a) Actuarial Valuation of Plans

(CAD$ in millions)	2021		2020
	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Defined benefit obligation
Balance at beginning of year	$2,558	$445	$2,337	$404
Current service cost	72	14	55	19
Past service costs arising from plan improvements	13	3	—	—
Benefits paid	(144)	(14)	(146)	(17)
Interest expense	59	11	69	13
Obligation experience adjustments	4	(13)	27	(3)
Effect from change in financial assumptions	(159)	(24)	221	33
Effect from change in demographic assumptions	4	3	1	(3)
Changes in foreign exchange rates	—	(5)	(6)	(1)
Balance at end of year	2,407	420	2,558	445
Fair value of plan assets
Fair value at beginning of year	2,812	—	2,659	—
Interest income	66	—	79	—
Return on plan assets, excluding amounts included in interest income	102	—	204	—
Benefits paid	(144)	(14)	(146)	(17)
Contributions by the employer	22	14	21	17
Changes in foreign exchange rates	—	—	(5)	—
Fair value at end of year	2,858	—	2,812	—
Funding surplus (deficit)	451	(420)	254	(445)
Less effect of the asset ceiling
Balance at beginning of year	72	—	63	—
Interest on asset ceiling	2	—	2	—
Change in asset ceiling	25	—	7	—
Balance at end of year	99	—	72	—
Net accrued retirement benefit asset (liability)	$352	$(420)	$182	$(445)

Represented by:
Pension assets (Note 13)	$449	$—	$301	$—
Accrued retirement benefit liability	(97)	(420)	(119)	(445)
Net accrued retirement benefit asset (liability)	$352	$(420)	$182	$(445)

A number of the plans have a surplus totaling $99 million at December 31, 2021 (2020 – $72 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

22.    Retirement Benefit Plans (continued)

We expect to contribute $20 million to our defined benefit pension plans in 2022 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 15 years and the weighted average duration of the non-pension post-retirement benefit obligation is 15 years.

Defined contribution expense for 2021 was $52 million (2020 – $50 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2021		2020
	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post- Retirement Benefit Plans
Discount rate	2.88%	2.96%	2.39%	2.50%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Medical trend rate	—	5.00%	—	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2021
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 13%	Increase by 15%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

	2020
	Effect on Defined Benefit Obligation
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 12%	Increase by 14%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

22.    Retirement Benefit Plans (continued)

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management’s best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2021		2020
	Male	Female	Male	Female
Retiring at the end of the reporting period	85.3 years	87.7 years	85.3 years	87.7 years
Retiring 20 years after the end of the reporting period	86.4 years	88.7 years	86.4 years	88.7 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans’ bond holdings.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans’ liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan’s demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan’s funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

22.    Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2021 and 2020 are as follows:

(CAD$ in millions)	2021			2020
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$1,069	$—	37%	$1,058	$—	38%
Debt securities	$1,389	$—	49%	$1,385	$—	49%
Real estate and other	$71	$329	14%	$62	$307	13%

23.    Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2021	December 31, 2020
Decommissioning and restoration provisions and other provisions (a)	$3,813	$3,484
Obligation to Neptune Bulk Terminals (b)	170	111
Derivative liabilities (net of current portion of $9 (2020 – $6))	51	26
ENAMI preferential dividend liability (Note 10(a))	78	30
QB2 variable consideration to IMSA (Note 10(a))	98	—
Other IMSA payable	61	60
Other liabilities	83	20
	$4,354	$3,731

a) Decommissioning and Restoration Provisions and Other Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2021:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
As at January 1, 2021	$3,342	$315	$3,657
Settled during the year	(90)	(38)	(128)
Change in discount rate	322	—	322
Change in amount and timing of cash flows	2	75	77
Accretion (Note 9)	151	4	155
Other	(4)	(56)	(60)
Changes in foreign exchange rates	2	(2)	—
As at December 31, 2021	3,725	298	4,023
Less current portion of provisions (Note 17)	(144)	(66)	(210)
Long-term provisions	$3,581	$232	$3,813

During the year ended December 31, 2021, we recorded $73 million (2020 – $101 million) of additional study and environmental costs arising from legal obligations through other provisions.

23.    Provisions and Other Liabilities (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $1.3 billion as at December 31, 2021 (2020 – $1.2 billion), of which $769 million (2020 – $673 million) relates to our steelmaking coal business unit.

For our steelmaking coal operations, the current and future requirements for water quality management are established under a regional permit issued by the provincial government of British Columbia. This permit references the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the EVWQP. The estimated costs of the Direction have been included in our decommissioning and restoration provisions as at December 31, 2021 and 2020.

In 2021, the decommissioning and restoration provisions were calculated using nominal discount rates between 3.86% and 5.35% (2020 – 4.05% and 5.85%). We also used an inflation rate of 2.00% (2020 – 2.00%) in our cash flow estimates. Total decommissioning and restoration provisions include $721 million (2020 – $712 million) in respect of closed operations.

b) Obligation to Neptune Bulk Terminals

Through our cost of services agreement with Neptune Bulk Terminals Inc. (Neptune), we owe amounts to Neptune for any loans entered into by Neptune that are specifically related to funding the assets of our steelmaking coal loading and handling operations. The carrying value of this obligation approximates fair value based on prevailing market interest rates in effect at December 31, 2021. This is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 30). The current portion of this obligation is recorded as part of trade accounts payable and other liabilities.

24.    Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

24.    Equity (continued)

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions,” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000’s)	Class A Common Shares	Class B Subordinate Voting Shares
As at January 1, 2020	7,765	539,528
Shares issued on options exercised (c)	—	145
Acquired and cancelled pursuant to normal course issuer bid (h)	—	(16,292)
As at December 31, 2020	7,765	523,381
Shares issued on options exercised (c)	—	3,067
As at December 31, 2021	7,765	526,448

c) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2021, 12,187,148 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2021, we granted 2,519,455 share options to employees. These share options have a weighted average exercise price of $29.04, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of share options granted in the year was estimated at $10.83 per option (2020 – $4.76) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2021	2020
Weighted average exercise price	$ 29.04	$ 14.42
Dividend yield	0.69%	2.13%
Risk-free interest rate	0.75%	1.19%
Expected option life	6.3 years	6.1 years
Expected volatility	40%	41%
Forfeiture rate	0.78%	1.16%

24.    Equity (continued)

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2021		2020
	Share Options (in 000’s)	Weighted Average Exercise Price	Share Options (in 000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	25,250	$20.61	20,152	$23.02
Granted	2,519	29.04	6,314	14.42
Exercised	(3,189)	16.03	(156)	8.33
Forfeited	(186)	25.43	(293)	20.97
Expired	(714)	52.86	(767)	35.14
Outstanding at end of year	23,680	$21.12	25,250	$20.61
Vested and exercisable at end of year	16,543	$21.29	17,368	$21.76

The average share price during the year was $29.25 (2020 – $16.15).

Information relating to share options outstanding at December 31, 2021, is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
4,096	$5.34 — $13.57	49
4,876	$13.58 — $14.71	98
5,406	$14.72 — $26.53	43
5,700	$26.54 — $29.43	88
3,602	$29.44 — $39.90	36
23,680	$5.34 — $39.90	65

Total share option compensation expense recognized for the year was $28 million (2020 – $23 million).

d) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

As of 2017, DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs issued in 2017 and later vest in a percentage from 0% to 200% based on both relative total shareholder return as compared to our compensation peer group and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers granted PSUs in 2017 and later can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

24.    Equity (continued)

PSUs and PDSUs vest on December 20 in the year prior to the third anniversary of the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a pro rata basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2021, we recognized compensation expense of $97 million for Units (2020 – $24 million expense). The total liability and intrinsic value for vested Units as at December 31, 2021 was $160 million (2020 – $83 million).

The outstanding Units are summarized in the following table:

(in 000’s)	2021		2020
	Outstanding	Vested	Outstanding	Vested
DSUs	2,526	2,526	2,555	2,555
RSUs	2,707	—	1,408	—
PSUs	1,622	—	1,449	—
PDSUs	185	67	213	70
	7,040	2,593	5,625	2,625

e) Accumulated Other Comprehensive Income

(CAD$ in millions)	2021	2020
Accumulated other comprehensive income – beginning of year	$247	$309
Currency translation differences:
Unrealized losses on translation of foreign subsidiaries	(50)	(197)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $(2) and $(17)) (Note 29(b))	11	111
	(39)	(86)
Gain (loss) on marketable equity and debt securities (net of taxes of $1 and $(3))	(6)	24
Remeasurements of retirement benefit plans (net of taxes of $(91) and $29)	171	(50)
Total other comprehensive income (loss)	126	(112)
Less remeasurements of retirement benefit plans recorded in retained earnings	(171)	50
Accumulated other comprehensive income – end of year	$202	$247

24.    Equity (continued)

f) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)	2021	2020
Net basic and diluted profit (loss) attributable to shareholders of the company	$2,868	$(864)
Weighted average shares outstanding (000’s)	532,340	534,378
Dilutive effect of share options	7,931	—
Weighted average diluted shares outstanding (000’s)	540,271	534,378
Basic earnings (loss) per share	$5.39	$(1.62)
Diluted earnings (loss) per share	$5.31	$(1.62)

At December 31, 2021, 7,700,774 potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive. For the year ended December 31, 2020, there was a net loss attributable to shareholders of the company and, accordingly, all share options were considered anti-dilutive and were excluded from the calculation of diluted earnings (loss) per share. At December 31, 2020, the weighted average shares outstanding and weighted average diluted shares outstanding were therefore the same.

g) Dividends

We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.05 per share in each quarter of 2021 and 2020. During the year ended December 31, 2021, we declared and paid a total of $106 million (2020 – $106 million).

On February 23, 2022, we declared a dividend on our Class A common and Class B subordinate voting shares of $0.625 per share to be paid on March 31, 2022 to shareholders of record at the close of business on March 15, 2022.

h) Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2021, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2021 to November 1, 2022. All repurchased shares will be cancelled. There were no purchases and no cancellations of Class B subordinate voting shares in 2021. In 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

25.    Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2021	December 31, 2020
Carmen de Andacollo	Region IV, Chile	10%	$24	$26
Quebrada Blanca (a)	Region I, Chile	40%	612	526
Elkview Mine Limited Partnership	British Columbia, Canada	5%	86	74
Compañía Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	46	43
			$768	$669

25.    Non-Controlling Interests (continued)

a) Quebrada Blanca

The non-controlling interest in QBSA, the entity that owns QB2, consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and ENAMI, a Chilean state-owned agency that holds a 10% preference share interest. ENAMI’s interest in QBSA does not require ENAMI to make contributions toward QBSA’s capital spending.

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2021	December 31, 2020
Summarized balance sheet
Current assets	$166	$221
Current liabilities	731	698
Current net assets	(565)	(477)
Non-current assets	11,699	8,575
Non-current liabilities	7,328	4,841
Non-current net assets	4,371	3,734
Net assets	$3,806	$3,257

Accumulated non-controlling interests	$612	$526

Summarized statement of comprehensive income (loss)
Revenue	$136	$116
Loss for the period	(182)	(291)
Other comprehensive income (loss)	(10)	(47)
Total comprehensive income (loss)	$(192)	$(338)

Loss allocated to non-controlling interests	$(20)	$(95)

Summarized cash flows
Cash flows from operating activities	$(516)	$(442)
Cash flows from investing activities	(2,597)	(1,657)
Cash flows from financing activities	3,117	1,668
Effect of exchange rates on cash and cash equivalents	2	8
Net increase (decrease) in cash and cash equivalents	$6	$(423)

26.    Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2021, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022 TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on our balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

27.    Commitments

a) Capital Commitments

As at December 31, 2021, we had contracted for $1.33 billion of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $1.1 billion for QB2, $67 million for our steelmaking coal operations and $113 million for our 22.5% share of Antamina. The amount includes $1.27 billion that is expected to be incurred within one year and $62 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 35% of net proceeds of production occurred in the fourth quarter of 2017. An expense of US$255 million was recorded in 2021 (2020 – US$175 million) in respect of this royalty. The NANA royalty is expected to increase another 5% to 40% in the fourth quarter of 2022.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $50 million was recorded in 2021 (2020 – $27 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

In 2021, we entered into an 18-year contractual arrangement to purchase power for our Quebrada Blanca Operations starting in 2022. This arrangement requires payments of approximately $277 million per year.

In 2020, we entered into a 14-year contractual arrangement to purchase power for our Carmen de Andacollo Operations. This arrangement requires payments of approximately $52 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

28.    Segmented Information

Based on the primary products we produce and our development projects, we have five reportable segments that we report to our Chief Executive Officer – copper, zinc, steelmaking coal, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

(CAD$ in millions)	December 31, 2021
	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$3,452	$3,574	$6,251	$715	$—	$13,992
Less intra-segment revenue	—	(511)	—	—	—	(511)
Revenue (Note 5(a))	3,452	3,063	6,251	715	—	13,481
Cost of sales	(1,711)	(2,375)	(3,466)	(848)	—	(8,400)
Gross profit (loss)	1,741	688	2,785	(133)	—	5,081
Impairment reversal (Note 7(a))	215	—	—	—	—	215
Other operating income (expense)	(14)	(41)	153	(21)	(523)	(446)
Profit (loss) from operations	1,942	647	2,938	(154)	(523)	4,850
Net finance income (expense)	(116)	(47)	(91)	(26)	70	(210)
Non-operating income (expense)	(137)	4	—	—	28	(105)
Share of loss of associates and joint ventures	(3)	—	—	—	—	(3)
Profit (loss) before taxes	1,686	604	2,847	(180)	(425)	4,532

Capital expenditures	3,074	259	1,284	83	13	4,713
Goodwill (Note 16)	389	—	702	—	—	1,091
Total assets	$18,077	$4,401	$18,390	$2,704	$3,796	$47,368

(CAD$ in millions)	December 31, 2020
	Copper	Zinc	Steelmaking Coal	Energy	Corporate	Total
Segment revenue	$2,419	$3,164	$3,375	$454	$—	$9,412
Less intra-segment revenue	—	(464)	—	—	—	(464)
Revenue (Note 5(a))	2,419	2,700	3,375	454	—	8,948
Cost of sales	(1,560)	(2,177)	(3,098)	(780)	—	(7,615)
Gross profit (loss)	859	523	277	(326)	—	1,333
Asset impairment (Note 7(a))	—	—	—	(1,244)	—	(1,244)
Other operating expenses	(323)	(98)	(193)	(28)	(357)	(999)
Profit (loss) from operations	536	425	84	(1,598)	(357)	(910)
Net finance income (expense)	(151)	(44)	(56)	(26)	9	(268)
Non-operating income (expense)	38	(4)	13	—	(4)	43
Share of gain (loss) of associates and joint ventures	1	—	—	—	(2)	(1)
Profit (loss) before taxes	424	377	41	(1,624)	(354)	(1,136)

Capital expenditures	1,990	247	1,284	91	16	3,628
Goodwill (Note 16)	391	—	702	—	—	1,093
Total assets	$14,546	$4,006	$17,266	$2,658	$2,802	$41,278

28.    Segmented Information (continued)

The geographical distribution of our non-current assets, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)	December 31, 2021	December 31, 2020
Canada	$22,949	$22,410
Chile	13,771	10,555
United States	1,788	1,710
Peru	1,597	1,483
Other	162	157
	$40,267	$36,315

29.    Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against these net investments.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2021	December 31, 2020
Cash and cash equivalents	$664	$23
Trade and settlement receivables	1,042	616
Trade accounts payable and other liabilities	(703)	(608)
Debt	(3,479)	(3,741)
Reduced by: Debt designated as a hedging instrument in our net investment hedge	2,697	3,575
Net U.S. dollar exposure	$221	$(135)

As at December 31, 2021, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $17 million pre-tax loss (2020 – $18 million pre-tax gain) from our financial instruments. There would also be a $582 million pre-tax loss (2020 – $415 million) in other comprehensive income (loss) from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

29.    Financial Instruments and Financial Risk Management (continued)

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 18(d) details our available credit facilities as at December 31, 2021.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2021 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities	$3,045	$—	$—	$—	$3,045
Debt (Note 18(f))	213	808	872	5,594	7,487
Lease liabilities	154	191	172	611	1,128
Obligation to Neptune Bulk Terminals	—	26	144	—	170
ENAMI preferential dividend liability	—	43	16	46	105
QB2 advances from SMM/SC	—	—	—	1,271	1,271
QB2 variable consideration to IMSA	—	63	63	—	126
Other liabilities	—	139	56	37	232
Estimated interest payments on debt	277	623	601	2,907	4,408
Estimated interest payments on QB2 advances from SMM/SC	—	—	—	1,753	1,753
Estimated interest payments on lease and other liabilities	16	24	12	30	82

During the year ended December 31, 2021, we entered into a receivable factoring facility for metal concentrate sales, where from time to time we are able to factor specified invoices. In addition, we also have a receivable factoring facility for steelmaking coal sales, which was entered into during the year ended December 31, 2020. The counterparty to these arrangements has discretion to determine the amount of invoices it factors under the arrangements. The derecognition criteria is met for these receivables upon execution of the transaction.

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents and floating rate debt. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $1 million pre-tax decrease in our profit (loss) (2020 – $4 million). There would be no effect on other comprehensive income (loss).

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead and embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB2 variable consideration to IMSA.

The following represents the effect on profit (loss) attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2021. There is no effect on other comprehensive income (loss).

29.    Financial Instruments and Financial Risk Management (continued)

	Price on December 31,		Change in Profit Attributable to Shareholders
(CAD$ in millions, except for US$/lb. data)	2021	2020	2021	2020
Copper	US$4.42/lb.	US$3.52/lb.	$53	$36
Zinc	US$1.62/lb.	US$1.24/lb.	$7	$(2)

A 10% change in the price of copper, zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net asset relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments and would change our pre-tax profit (loss) attributable to shareholders by $23 million (2020 – $32 million). There would be no effect on other comprehensive income (loss).

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P’s and Moody’s rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2021.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2021.

b) Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments for steelmaking coal. These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2021 and December 31, 2020.

29.    Financial Instruments and Financial Risk Management (continued)

	Outstanding at December 31, 2021		Outstanding at December 31, 2020
(Pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Receivable positions
Copper	156	$4.42	132	$3.52
Zinc	175	$1.62	142	$1.24
Lead	53	$1.06	42	$0.90
Payable positions
Zinc payable	63	$1.62	112	$1.24
Lead payable	10	$1.06	19	$0.90

At December 31, 2021, total outstanding settlement receivables were $1.1 billion (2020 – $949 million) and total outstanding settlement payables were $39 million (2020 – $61 million) (Note 17). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheet.

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. During 2021 and 2020, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2021 is as follows:

Derivatives not designated as hedging instruments	Quantity	Average Price of Purchase Commitments	Average Price of Sale Commitments	Fair Value Asset (CAD$ in millions)
Zinc swaps	140 million lbs.	US$1.60/lb.	US$1.57/lb.	$9
Lead swaps	59 million lbs.	US$1.04/lb.	US$1.05/lb.	—
				$9

All free-standing derivative contracts mature in 2022.

Free-standing derivatives not designated as hedging instruments are recorded in prepaids and other current assets in the amount of $9 million on the consolidated balance sheet.

29.    Financial Instruments and Financial Risk Management (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)
	2021	2020
Zinc derivatives	$17	$12
Lead derivatives	4	(5)
Settlement receivables and payables (Note 8)	442	47
Contingent zinc escalation payment embedded derivative (c)	(28)	(1)
Gold stream embedded derivative (c)	(8)	28
Silver stream embedded derivative (c)	(7)	28
QB2 variable consideration to IMSA (Note 10(a))	(97)	—
	$323	$109

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit (loss) for the years ended December 31, 2021 and 2020. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2021, US$2.7 billion of our debt (2020 – US$3.6 billion) and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. During the year ended December 31, 2021, $13 million (2020 – $128 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 24(e) for the effect of our net investment hedges on other comprehensive income (loss).

c) Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $60 million at December 31, 2021 (2020 – $32 million), of which $9 million (2020 – $6 million) is included in trade accounts payables and other liabilities and the remaining $51 million (2020 – $26 million) is included in provisions and other liabilities.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to us. The gold stream’s 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $43 million at December 31, 2021 (2020 – $51 million), of which $3 million (2020 – $5 million) is included in prepaids and other current assets and the remaining $40 million (2020 – $46 million) is included in financial and other assets. The silver stream’s 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $25 million at December 31, 2021 (2020 – $33 million), of which $2 million (2020 – $2 million) is included in prepaids and other current assets and the remaining $23 million (2020 – $31 million) is included in financial and other assets.

30.    Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2021 and 2020, are summarized in the following table:

(CAD$ in millions)	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$790	$—	$—	$790	$313	$—	$—	$313
Marketable equity securities	41	—	47	88	64	—	38	102
Debt securities	104	—	1	105	88	—	2	90
Settlement receivables	—	1,126	—	1,126	—	949	—	949
Derivative instruments and embedded derivatives	—	78	—	78	—	96	—	96
	$935	$1,204	$48	$2,187	$465	$1,045	$40	$1,550

Financial liabilities
Derivative instruments and embedded derivatives	$—	$158	$—	$158	$—	$32	$—	$32
Settlement payables	—	39	—	39	—	61	—	61
	$—	$197	$—	$197	$—	$93	$—	$93

30.    Fair Value Measurements (continued)

The discounted cash flow models used to determine the FVLCD of certain non-financial assets, are classified as Level 3 measurements. Refer to Note 7 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements (Note 18 and Note 20), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

31.    Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors. Our financial policies are to maintain, on average over time, a target debt-to-EBITDA ratio of approximately 2.0x, consistent with an Investment Grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain one committed revolving facility in the amount of US$4.0 billion. As at December 31, 2021, our US$4.0 billion revolving credit facility was undrawn. This facility was converted into a sustainability-linked facility in October of 2021 and extended to mature in October 2026. It includes a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.60 to 1.0 (Note 18(d)).

As at December 31, 2021, our debt-to-adjusted EBITDA ratio was 1.2 (2020 – 2.7) and our net debt-to-capitalization ratio was 0.22 to 1.0 (2020 – 0.24 to 1.0). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

32.    Key Management Compensation

The compensation for key management recognized in total comprehensive income (loss) in respect of employee services is summarized in the table below. Key management includes our directors, President and Chief Executive Officer, executive vice presidents and senior vice presidents.

(CAD$ in millions)	2021	2020
Salaries, bonuses, director fees and other short-term benefits	$21	$19
Post-employment benefits	1	8
Share option compensation expense	12	10
Compensation expense related to Units	48	6
	$82	$43